                                 Victor Posner
                              6917 Collins Avenue
                          Miami Beach, Florida 33141



                                 May 23, 1996

Marco B. Loffredo,Jr.
Chairman of the Board
Salem Corporation
Box 2222
Pittsburgh, PA 15230

Dear Mr. Loffredo:

        In view of your actions yesterday as reported in the Company's May 22, 1996 press release, you are advised that my offer to acquire complete equity ownership of Salem for $22.00 per share is withdrawn.

        In an effort to encourage Salem to provide a level playing field for all potential bidders and to afford Salem the opportunity to have a real and substantial bid without the further waste of money and time, I made my unconditional offer as stated in my May 16th letter. When I read Salem's press release of May 22, it became very obvious to me that the Board and management have no desire to move forward, but are content and committed to continue the same, wasteful course of conduct it has pursued so unsuccessfully over the last 18 months. To spend $100,000 of the shareholders' money in an attempt to finance a so-called offer that equals an unconditional fully financed offer is simply wasteful. Moreover, the press release states that you seek clarification regarding certain aspects of my offer. It is difficult to believe the sincerity of this statement in view of the fact my representatives were available both before and during the meeting, as you had expressly been told, to answer your questions.

        You are also advised that I have instructed my counsel to investigate other avenues, including the possibility of legal action against the Board. I, as always, remain willing and able to bid on Salem, but only in an atmosphere of fairness to all bidders and not one that is so obviously rigged and calculated to do damage to the Company and its shareholders.

                                        Very truly yours,

                                        /s/ Victor Posner

                                        Victor Posner

cc:     Directors of Salem
        Paul Titus